UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                          SCHEDULE 13G



            Under the Securities Exchange Act of 1934

                       (Amendment No. 11)*



                   Quick & Reilly Group, Inc.
                        (Name of Issuer)


             Common Stock, par value $.10 per share
                 (Title of Class of Securities)


                           748376 10 0
                         (CUSIP Number)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Trust under agreement dated March 1, 1978 between Leslie Quick, Jr., as Grantor and Leslie Quick, Sr. and Henry P. Kilroy as Trustees, as modified to reflect changes in such Trustees (the "Trust")

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                (b) / /

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
 WITH

5       SOLE VOTING POWER                                       None

6       SHARED VOTING POWER                                     1,297,707

7       SOLE DISPOSITIVE POWER                                  None

8       SHARED DISPOSITIVE POWER                                1,297,707

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                   1,297,707

10      CHECK BOX IF THE AGGREGATE AMOUNT IN                    / /
        ROW (9) EXCLUDES CERTAIN SHARES

11      PERCENT OF CLASS REPRESENTED BY AMOUNT
        IN ROW (9)                                              12.1%

12      TYPE OF REPORTING PERSON*                               00

              *SEE INSTRUCTIONS BEFORE FILLING OUT!



1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Richard G. Brodrick

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                (b) / /

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
 WITH

5       SOLE VOTING POWER                                       1,000

6       SHARED VOTING POWER                                     1,297,707

7       SOLE DISPOSITIVE POWER                                  1,000

8       SHARED DISPOSITIVE POWER                                1,297,707

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                        1,297,707

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                / /
        (9) EXCLUDES CERTAIN SHARES*

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)       12.1%

12      TYPE OF REPORTING PERSON*                               IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!




1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Charles A. Quick

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                (b) / /

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
 WITH

5       SOLE VOTING POWER                                       None

6       SHARED VOTING POWER                                     1,297,707

7       SOLE DISPOSITIVE POWER                                  None

8       SHARED DISPOSITIVE POWER                                1,297,707

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                / /
        (9) EXCLUDES CERTAIN SHARES*

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)       12.1%

12      TYPE OF REPORTING PERSON*                               IN

                *SEE INSTRUCTIONS BEFORE FILLING OUT!



1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Leslie C. Quick III

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                (b) / /

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
 WITH

5       SOLE VOTING POWER                                       266,162

6       SHARED VOTING POWER                                     1,571,750

7       SOLE DISPOSITIVE POWER                                  266,162

8       SHARED DISPOSITIVE POWER                                1,571,750

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                        1,837,912

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                / /
        (9) EXCLUDES CERTAIN SHARES*

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)       17.2%

12      TYPE OF REPORTING PERSON*                               IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!



1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Thomas C. Quick

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                (b) / /

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
 WITH

5       SOLE VOTING POWER                                       130,200

6       SHARED VOTING POWER                                     1,496,752

7       SOLE DISPOSITIVE POWER                                  130,200

8       SHARED DISPOSITIVE POWER                                1,496,752

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                        1,626,952

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                / /
        (9) EXCLUDES CERTAIN SHARES*

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)       15.2%

12      TYPE OF REPORTING PERSON*                               IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1    (a)  Name of Issuer

               The Quick & Reilly Group, Inc.

          (b)  Address of Issuer's Principal Executive Offices

               230 South County Road, Palm Beach, Florida  33480

Item 2    (a)  Name of Person Filing

               See Item 1 of the second part of the cover page. This statement is filed on behalf of all persons so identified, each of whom hereby agrees that this statement shall be so filed on behalf of each of them.

          (b)  Address of Principal Business Office or, if none, Residence

               For Richard G. Brodrick:

                    Kelley Drye & Warren
                    Two Stamford Plaza
                    281 Tresser Boulevard
                    Stamford, Connecticut  06901

               For Charles A. Quick:

                    66 Paseo Mirasol
                    Tiburon, California  94920

               For Leslie C. Quick III:

                    The Quick & Reilly Group, Inc.
                    3 Morton Lane
                    Warren, New Jersey  07059

               For all other persons filing this statement:

                    The Quick & Reilly Group, Inc.
                    26 Broadway
                    New York, New York  10004

          (c)  Citizenship

               See Item 4 of the second part of the cover page.

          (d)  Title of Class of Securities

               Common Stock, par value $.10 per share.

          (e)  CUSIP Number

               748376 10 0

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  / /    Broker or dealer registered under Section 15 of the Act,

          (b)  / /    Bank as defined in Section 3(a)(6) of the Act,

          (c)  / /    Insurance Company as defined in Section 3(a)(19) of the
                      Act,

          (d)  / /    Investment Company registered under Section 8 of the
                      Investment Company Act,

          (e)  / /    Investment Advisor registered under Section 203 of the
                      Investment Advisors Act of 1940,

          (f)  / /    Employee Benefit Plan, Pension Fund which is subject to
                      the provisions of the Employee Retirement Income
                      Security Act of 1974 or Endowment Fund; see
                      13d-1(b)(1)(ii)(F),

          (g)  / /    Parent Holding Company, in accordance with Rule 13d-
                      1(b)ii)(G); see Item 7,

          (h)  / /    Group, in accordance with Rule 13d-1(b)(l)(ii)(H).

Item 4    Ownership

          (a)  Amount Beneficially Owned

               See Item 9 of the second part of the cover page.

          (b)  Percent of Class

               See Item 11 of the second part of the cover page.

          (c)  Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote:  See Item 5 of the second part of the cover page.

                (ii) shared power to vote or to direct the vote:  See Item 6 of the second part of the cover page.

               (iii) sole power to dispose or to direct the disposition of:
                     See Item 7 of the second part of the cover page.

                (iv) shared power to dispose or to direct the disposition of:
                     See Item 8 of the second part of the cover page.

Item 5    Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable.

Item 8    Identification and Classification of Members of the Group

          Not applicable.

Item 9    Notice of Dissolution of Group

          Not applicable.

Item 10   Certification

          Not applicable.

THIS DOCUMENT HAS BEEN SIGNED IN COUNTERPART

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/Richard G. Brodrick                      2/11/94
Richard G. Brodrick                              Date


/s/Charles A. Quick                         2/11/94
Charles A. Quick                                 Date


/s/Leslie C. Quick III                      2/11/94
Leslie C. Quick III                              Date


/s/Thomas C. Quick                          2/11/94
Thomas C. Quick                                  Date


                   TRUST UNDER AGREEMENT DATED MARCH 1, 1978
                   BETWEEN LESLIE C.QUICK, JR., AS GRANTOR,
                   AND HENRY P. KILROY AND LESLIE C. QUICK, SR., AS TRUSTEES, AS MODIFIED TO REFLECT CHANGES IN
                   SUCH TRUSTEES.


                   By /s/Richard G. Brodrick                   *
                      Richard G. Brodrick, as Trustee


                   By /s/Charles A. Quick                      *
                      Charles A. Quick, as Trustee


                   By /s/Leslie C. Quick III                  *
                      Leslie C. Quick III, as Trustee


                   By /s/Thomas C. Quick                       *
                      Thomas C. Quick, as Trustee

*All of the Trustees of the Trust disclaim beneficial ownership of all securities owned or held by the Trust.